selling SEATTLE

OFFERING MEMORANDUM

facilitated by



SELLING SEATTLE-THE SITCOM, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	SELLING SEATTLE-THE SITCOM, LLC
State of Organization	WA
Date of Formation	09/27/2018
Entity Type	Limited Liability Company
Street Address	17220 E Mansfield Ave, Spokane Valley WA, 99016
Website Address	http://sellingseattlethesitcom.com/

(B) Directors and Officers of the Company

Key Person	JAMES MCGUFFIN
Position with the Company Title First Year	Owner 2018
Other business experience (last three years)	I was a Real Estate agent for thirty-three years in Spokane, WA.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
JAMES MCGUFFIN	100%

(D) The Company's Business and Business Plan

Our Story

"Selling Seattle" is a smart broad comedy in the vein of "Seinfeld" and "Arrested Development". We are working with the video production company North by Northwest to produce the pilot and the second episode in Spokane, Washington this Spring. North by Northwest has produced many motion pictures and TV episodes for well-known Hollywood companies. We plan to stream episodes on the internet with commercials in a thirty-minute format. With cash flow from the pilot and second episode we will produce four to six episodes this fall and at least twelve episodes next year. The money raised through Mainvest will be used to produce the first one or two episodes of Selling Seattle and for advertising costs, office expenses, and an income for Jim McGuffin not to exceed $15,000 per episode. This would be the same as my co-producer Rich Cowan.

- In today's world, it's never been more important for people to laugh and smile. And Selling Seattle has the right combination of characters and comedy to do just that! I want to invite you to be part of the creative process.
- Our writer, Jay Williams, is hilariously entertaining and has a special ability to translate his humor into a screenplay. We have the all star team in place, we just need your help.
- You can play a vital role in bringing this sitcom to life! Your contribution to the development of Selling Seattle will enable us to make a fresh new family friendly comedy available for online streaming.

Our Mission

Our mission is to provide quality entertainment in the form of a half-hour comedy.

- We will stream the episodes on the internet in a thirty minute format with commercials.
- We will film this Spring and then with the income from the first one or two episodes, film more episodes this fall.
- After that, our goal is to film at least twelve episodes next year.
- Investors are invited to read the pilot script and character bios on our website www.SellingSeattlethesitcom.com.
- When "30 Rock" and "The Office" were on TV, Robert Flaxman, a top script analyst said that this (Selling Seattle) was as funny as anything on TV.
- My ultimate goal with this project is to raise money for children's charities

Check out our website for more information!

Find the link at the top of the page.

The Team

Jim McGuffin, Producer and Owner

Jim is a retired real estate agent. He was a top agent and at his peak was selling over 100 properties a year. He has a bachelors degree in business with a concentration in marketing from Cal Poly in San Luis Obispo, CA. Jim is an Eagle Scout, Boy Scouts of America and served six years in the California Army National Guard.

Jay Williams, Writer

Jay is a veteran of over twenty years in real estate sales. Jay was writing screenplays prior to writing the pilot for Selling Seattle, along with its series bible. Jay has won two national contests. His most recent was an action adventure, The Spartan, which took a first place among 2000 other scripts in a Fade In Magazine contest. His prior script, Semper Fi, a Vietnam war saga, was also a national contest winner, and a semi-finalist in the Academy of Motion Picture and Sciences' Nicholl Fellowships. Jay is also a Vietnam veteran.

Richard Cowan , Hollywood Producer

Rich Cowan is a partner in North by Northwest Productions, a full-service video production company founded in 1990 and located in Spokane and Boise. Rich has functioned as producer of Wayne Wang's A Thousand Years of Good Prayers, Hangman starring Al Pacino, Vengeance: A Love Story starring Nicolas Cage, Norman starring Richard Jenkins and Emily VanCamp, Family Holiday a Lifetime Original Movie, I Am Wrath with John Travolta, Wrong Turn at Tahoe with Cuba Gooding Jr. and Harvey Keitel, and The Big Bang with Antonio Banderas. Rich produced and directed The Basket, starring Peter Coyote and KarenAllen. He also directed Shadow of Fear starring James Spader, Aidan Quinn, Robin Tunney and A River Sorrow, starring Ray Liotta, Christian Slater, and Ving Rhames. As a teenager, Rich directed his first program at KING-TV in Seattle. After graduating from the Edward R. Murrow College of Communication at Washington State University, Rich was hired by KHQ-TV in Spokane where he produced PM Magazine segments and directed daily newscasts. After another stint at WSU to receive a Masters in Human Nutrition, Rich returned to KHQ to produce and direct documentaries, news specials and sports programming, acquiring the position of Community Affairs Director at KHQ prior to North by Northwest. Rich has two children, Kristin, a professional ice skater, and Casey, a CPA at PriceWaterhouseCoopers.

Boy Scouts Board Member (Eagle Scout)

Private Pilot License (since 18 years old)

Firefighter at WSU for six years

Community Colleges of Spokane Vocational Advisory Council

Leadership Spokane Business Trustee Leadership Award

Planned Parenthood of Greater Washington and North Idaho Board Member

Foley Institute Community Advisory Board Member

Heartland Film Festival- Crystal Heart Award

San Sebastian International Film Festival – Golden Shell for Best Film

Breckenridge Festival of Film- Best of the Fest Family/Children

International Family Film Festival- Directors Gold Award

MovieGuide Awards - Best Family Movie of the Year

Hoboken International Film Festival – Best Narrative Feature Film

Two Northwest Regional Emmy Awards

Honorary Commander, 92 and Air Refueling Wing, Fairchild Air Force

Jared Briley , Director

Jared Briley's film career began in 2007 as a set production assistant on several independent films before joining the Director's Guild of America as a 2nd AssistantDirector on John Carpenter's The Ward in 2009. Having forgone film school, he spent as much time on set with as many directors as possible to continue learning the craft of directing. While still working as an AD, he enrolled at Beverly Hills Playhouse in 2012 and spent the next year in a Scene Study/Directing class to expand his experience working one on one with actors. In 2014, he was hired as the 1st Assistant Director on Z Nation (Syfy/Netflix) and completed 4 seasons in that role before making his directorial debut on the Season 5 episode, "Doc's Stoned History" in 2018 which began his transition to writer/director. Before entering the film business he went to Feather River College, north of Lake Tahoe where he studied Liberal Arts and was captain of the Football team. He currently lives in the Northwest and still works on select projects as a First Assistant Director, including The Comeback Trail, starring Robert De Niro, Tommy Lee Jones and Morgan Freeman, set to release this spring. The film was written and directed by George Gallo who has since become a mentor and supporter of Jared's writing/directing career. They are currently in pre-production of George's next feature, The Legitimate Wiseguy, starring Emile Hirsh and Harvey Keitel.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$535,000
Offering Deadline	July 23, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,070,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Production Costs	$437,000	$874,000
Advertising	$50,000	$100,000
Administrative Assistant	$7,500	$15,000
Other Costs	$8,400	$16,800
Mainvest Compensation	$32,100	$64,200
TOTAL	$535,000	$1,070,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	7.0 - 14.0%[2]
Payment Deadline	2026-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	20.0 x 14.0 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.62%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 7.0% and a maximum rate of 14.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$535,000	7.0%
$668,750	8.8%
$802,500	10.5%
$936,250	12.2%
$1,070,000	14.0%

[3] To reward early participation, the investors who contribute the first $200,000.0 raised in the offering will receive a 20.0x cap. Investors who contribute after $200,000.0 has been raised in the offering will receive a 14.0x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
JAMES MCGUFFIN	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

SELLING SEATTLE - THE SITCOM, LLC was established in September, 2018. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$6,882,000	$20,766,000	$59,440,000	$62,411,995	$62,411,995
Cost of Goods Sold					
Gross Profit	$6,882,000	$20,766,000	$59,440,000	$62,411,995	$62,411,995
EXPENSES					
Production	$1,800,000	$6,000,000	$12,000,000	$12,600,000	$12,600,000
Advertising	$400,000	$1,200,000	$4,000,000	$4,200,000	$4,200,000
Salaries	$120,000	$360,000	$600,000	$630,000	$630,000
Misc. Costs	$50,000	$150,000	$400,000	$420,000	$420,000
Writer	$40,000	$120,000	$200,000	$210,000	$210,000
Operating Profit	$4,472,000	$12,936,000	$42,240,000	$44,351,995	$44,351,995

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V